January 15, 2013 By EDGAR Submission	Janene I. Ásgeirsson +1 617 526 6645(t) +1 617 526 5000(f) janene.asgeirsson@wilmerhale.com

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-3628

Attention: Mr. Jeffrey P. Riedler

Re:	Idera Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed December 11, 2012
File No. 333-185392 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of our client, Idera Pharmaceuticals, Inc. (the “Company” or “Idera”), this letter is in response to the letter (the “Letter”) dated December 24, 2012 from Mr. Daniel Greenspan for Mr. Jeffrey P. Riedler, Assistant Director, Office of Healthcare and Insurance, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), to Sudhir Agrawal, the Company’s Chairman of the Board of Directors, President and Chief Executive Officer. The Company is filing simultaneously with this letter Amendment No. 1 (the “Amendment”) to the Registration Statement. The responses set forth below are based, in part, upon information provided to us by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.

On behalf of the Company, we advise you as follows:

Registration Statement

Incorporation of Certain Documents by Reference, page 25

1. Please include the Current Report on Form 8-K you filed on February 17, 2012 among the documents you are incorporating by reference.

In response to the Staff’s comment, the Company has revised the Registration Statement to include the Current Report on Form 8-K filed on February 17, 2012 in the section titled “Incorporation of Certain Documents by Reference”.

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January 15, 2013

If you require additional information, please telephone the undersigned at the telephone number indicated on the first page of this letter.

Very truly yours,

/s/ Janene I. Ásgeirsson

cc: Sudhir Agrawal, Idera Pharmaceuticals, Inc.